Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Verizon Communications, Inc.

Name of persons relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Trillium Statement on Shareholder Proposal at Verizon – Item #7

Linking Executive Compensation to User Privacy Protections Warrants

Verizon’s Board Human Resources Committee Consideration

March 26, 2020

Trillium Asset Management encourages Verizon Communication, Inc.’s shareholders to vote FOR Item #7 (User Privacy Metric) on Verizon Communication, Inc.’s 2020 proxy materials.

Item # 7 on the proxy reads:

Resolved: Verizon shareholders request the Human Resources Committee of the Board of Directors publish a report (at reasonable expense, within a reasonable time, and omitting confidential or propriety information) assessing the feasibility of integrating user privacy protections into the Verizon executive compensation program which it describes in its annual proxy materials. This proposal does not seek greater disclosure or information regarding cybersecurity (the criminal or unauthorized actions), but rather is focused on legally permissible and permitted uses of data.

Verizon already integrates diversity and sustainability metrics into its executive compensation plan. In its 2020 proxy materials, Verizon explains that it “selected diversity and sustainability metrics to reflect Verizon’s commitment to promoting diversity among our employees and our business partners and to reducing the environmental impact of our operations.” Page 29 (emphasis added).

This is commendable because when issues such as sustainability and diversity are important to the company and its stakeholders then it is appropriate to reflect that commitment in the compensation plan. What this shareholder proposal (Item #7) suggests is that the same justification can apply to the protection of user privacy. We simply believe the Board should be consistent in applying how it integrates its corporate responsibility metrics into its compensation package. In fact, privacy is identified alongside climate change as a key corporate priority in Verizon’s most recent Corporate Responsibility Report.1

Using the reasoning reflected in the company proxy, there is no indication why it should ignore one of its key corporate responsibility priorities – privacy – while including diversity and sustainability in its executive compensation plan.

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1 https://www.verizon.com/about/sites/default/files/corporate-responsibility-report/2018/priorities/strategy.html

In its opposition statement, Verizon argues that the requested report should not be produced because it would not meaningfully impact the company’s performance on user privacy nor enhance its privacy program. But, if this is the standard by which the compensation metrics is measured, is the company taking the position that the existing diversity and climate change metric do meaningfully impact the company’s diversity and climate change performance and enhance its diversity and sustainability programs? Those two metrics constitute 5% of the company’s Short-Term Incentive Program. If they are meaningful and positive contributions to the programs at that level, then certainly an issue such as user privacy deserves consideration and can be integrated into the executive compensation plan in a similar fashion.

For the reasons provided above, we believe the Board Human Resources Committee should assess the feasibility of integrating user privacy protections into the Verizon executive compensation program.

IMPORTANT NOTICE: This communication is being provided on a voluntary basis. The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but would be made voluntarily in the interest of public disclosure and consideration of these important issues. The reviews expressed are those of the author and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.